NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Reaches Total Depth on "Victory" Well Offshore Trinidad and Commences Mechanical Sidetrack

SEP 12, 2007 - 08:01 ET

CALGARY, ALBERTA--(Marketwire - Sept. 12, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG)(AMEX:SNG) announced today that its "Victory" well currently drilling on the "Intrepid" Block 5(c) offshore Trinidad successfully reached a Total Depth ("TD") of 16,621 feet (subsea) on August 30, 2007. However, while conditioning the wellbore during preparations for open hole logging, the well lost circulation and the drill string became stuck. After several days of retrieval efforts, the decision was made to cut off the lower portion of the drill string and sidetrack the well, re-drilling the bottom section of the well from below the 13-5/8" casing shoe at 9,772 feet (subsea) to total depth, in order to allow for open hole wireline logging and possibly flow testing of the well.

Canadian Superior, the operator of the "Victory" well, spudded the well on June 29th and has previously projected that the well would reach TD before September 27th. Operations on the "Victory" well were well ahead of schedule when the well experienced lost mud circulation after reaching TD. After attempting to remedy this situation, all participants, being Canadian Superior, BG International Limited ("BG"), a wholly owned subsidiary of the BG Group plc, and Challenger Energy Corp. ("Challenger") unanimously concurred that encouraging results to date indicated that a re-drill (i.e. a mechanical sidetrack) of the lower section of the wellbore from below the 13-5/8" casing shoe (below 9,772 feet subsea) is warranted based on the analysis of Measurement While Drilling (MWD) and Logging While Drilling (LWD) data, (gamma, electrical resistivity, cutting samples, gas in mud measurements, drilling parameters), to allow for open hole wireline logging and possibly flow testing of the well. The new TD is expected to be achieved in advance of the original target of September 27th, 2007.

Canadian Superior is operator of "Intrepid" Block 5(c) and is paying 26 2/3 % of the exploration program cost to maintain a 45% working interest, with its partners BG (paying 40% for a 30% working interest) and Challenger (paying 33 1/3% for a 25% working interest).

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. See www.bg-group.com for information on BG Group plc (LSE:BG.L).

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on "high impact" oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia. See www.chaenergy.ca for information on Challenger (TSX:V:CHQ) (AMEX:CHQ).

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Mike Coolen
CEO and President
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5